CM 12/6

AM 12-3-2004

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2004
Estimated average burden hours per response	12.00

[redacted]

04014333

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 22224

RECEIVED NOV 24 2004

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10-01-03 (MM/DD/YY) AND ENDING 09-30-04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
FIRST KENTUCKY SECURITIES Corporation

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

STATE NATIONAL BANK BUILDING SUTIE 400
(No. and Street)

FRANKFORT	KENTUCKY	40601
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
RAYMOND S KRAMER 1-502-875-4611
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CHARLES T MITCHELL CO
(Name – *if individual, state last, first, middle name*)

PO BOX 698/201 WEST MAIN STREET	FRANKFORT	KY	40601
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED DEC 09 2004

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, RAYMOND S KRAMER, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of FIRST KENTUCKY SECURITIES, as of NOVEMBER 15, 20 04, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3. NOT REQUIRED
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation. NOT REQUIRED
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report. NOT REQUIRED
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit. NOT REQUIRED

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FIRST KENTUCKY SECURITIES CORPORATION

AUDITED FINANCIAL STATEMENTS

For Years Ended September 30, 2004 and 2003

TABLE OF CONTENTS

Charles T. Mitchell Company, LLP
Certified Public Accountants
WILLIAM G. JOHNSON, JR., C.P.A.
JAMES CLOUSE, C.P.A.
BERNADETTE SMITH, C.P.A.
KIM FIELD, C.P.A.
GREG MIKLAVCIC, C.P.A

Consultants
CHARLES T. MITCHELL, C.P.A.
DON C. GILES, CPA

CTM

201 WEST MAIN, P.O. BOX 698
FRANKFORT, KENTUCKY 40602-0698
TELEPHONE (502) 227-7395
TELECOPIER (502) 227-8005
HTTP://WWW.CTMCPA.COM

INDEPENDENT AUDITOR'S REPORT

To the Shareholders
First Kentucky Securities Corporation
Frankfort, Kentucky

We have audited the statements of financial condition of the First Kentucky Securities Corporation as of September 30, 2004 and 2003 and the related statements of income, equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the First Kentucky Securities Corporation as of September 30, 2004 and 2003 and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements, taken as a whole. The information contained in Schedules I, II, and III is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 and the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements, and in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Charles T. Mitchell Co.

November 9, 2004

FIRST KENTUCKY SECURITIES CORPORATION
COMPARATIVE STATEMENTS OF FINANCIAL CONDITION
SEPTEMBER 30, 2004 AND 2003

	2004	2003
ASSETS		
Current Assets		
Cash	$ 111,548	$ 162,161
Accounts Receivable-Employees	1,847	2,941
Accounts Receivable-Trade	38,942	29,208
Interest Receivable	1,802	3,164
Inventory	427,570	363,563
Officer Receivable	1,500	1,500
Total Current Assets	583,209	562,537
Property and Equipment-Net	6,216	11,796
Other Assets		
Deferred Tax Assets	42,375	22,908
Insurance-Cash Surrender Value	17,839	15,600
Investment in Subsidiary	100	
Total Other Assets	60,314	38,508
TOTAL ASSETS	$ 649,739	$ 612,841
LIABILITIES AND EQUITY		
LIABILITIES		
Accounts Payable	$ 13,837	$ 14,591
Notes Payable	167,831	236,561
Payroll and Withholdings Payable	15,350	27,165
Total Liabilities	197,018	278,317
EQUITY		
Common Stock-150 Shares Issued Par Value $500	75,000	75,000
Additional Paid in Capital	153,376	153,376
Retained Earnings	252,345	134,148
Less: Treasury Stock-56 Shares Par Value $500	(28,000)	(28,000)
Total Equity	452,721	334,524
TOTAL LIABILITIES AND EQUITY	$ 649,739	$ 612,841

The accompanying notes are an integral part of these financial statements.

FIRST KENTUCKY SECURITIES CORPORATION
COMPARATIVE STATEMENTS OF INCOME
FOR YEARS ENDED SEPTEMBER 30, 2004 AND 2003

	2004	2003
REVENUE		
Advisory Fees	$ 28,537	$ 20,275
Commissions	452,458	404,151
Consulting Fees	2,000	3,965
Fiscal Agent Fees-Net	408,378	488,263
Interest	12,538	14,702
Joint Account Fees	34,322	5,039
Miscellaneous	27,354	29,257
Private Placement Fees	10,250	
Trading Account Fees	65,182	44,713
Underwriting Fees-Net	24,865	34,826
Total Revenue	1,065,884	1,045,191
EXPENSES		
Communication and Promotion	93,666	99,684
Depreciation	5,580	7,923
Interest Expenses	6,206	10,199
Office Rent and Expenses	128,066	116,829
Officer and Employee Benefits	125,440	105,363
Officer and Employee Compensation	530,829	539,963
Other Operating Expenses	21,379	15,110
Service Fees	55,988	127,429
Total Expenses	967,154	1,022,500
Net Income Before Income Taxes	98,730	22,691
Income Taxes	19,467	
Net Income	$ 118,197	$ 22,691
Earnings per Share		
Net Income-95 Shares Issued	$ 1,244	$ 239
Earnings per Share		
Assuming All Stock Options Exercised		
Net Income-110 Shares Issued	$	$ 206

The accompanying notes are an integral part of these financial statements.

FIRST KENTUCKY SECURITIES CORPORATION
COMPARATIVE STATEMENTS OF EQUITY
FOR YEARS ENDED SEPTEMBER 30, 2004 AND 2003

	Common Stock		Additional Paid in	Treasury Stock		Retained
	Shares	Amount	Capital	Shares	Amount	Earnings
Balances October 1, 2002	$ 150	$ 75,000	$ 152,876	$ (55)	$ (27,500)	$ 111,457
Shares Retired			500	(1)	(500)	
Net Income						22,691
Balances September 30, 2003	150	75,000	153,376	(56)	(28,000)	134,148
Net Income						118,197
Balances September 30, 2004	$ 150	$ 75,000	$ 153,376	$ (56)	$ (28,000)	$ 252,345

The accompanying notes are an integral part of these financial statements.

FIRST KENTUCKY SECURITIES CORPORATION
COMPARATIVE STATEMENTS OF CASH FLOW
FOR YEARS ENDED SEPTEMBER 30, 2004 AND 2003

	2004	2003
CASH FLOWS FROM OPERATING ACTIVITIES		
Net Income	$ 118,197	$ 22,691
Adjustments to Reconcile Net Income to Net Cash Provided/(Used) by Operating Activities:		
Depreciation	5,580	7,923
Changes in Assets and Liabilities:		
(Increase)/Decrease in Accounts Receivable	(8,640)	45,192
(Increase) in Insurance Surrender Cash Value	(2,239)	(2,151)
Decrease/(Increase) in Interest Receivable	1,362	(2,711)
(Increase) in Inventory	(64,007)	(297,275)
Decrease in Prepaid Expenses		2,570
(Increase) in Deferred Tax	(19,467)	
(Decrease)/Increase in Accounts Payable	(754)	4,016
(Decrease)/Increase in Payroll and Withholdings Payable	(11,815)	11,152
Total Adjustments	(99,980)	(231,284)
Net Cash Provided/(Used) by Operating Activities	18,217	(208,593)
CASH FLOWS FROM INVESTING ACTIVITIES:		
Capital Purchases		(3,557)
Investment in Subsidiary	(100)	
Total Investment Activities	(100)	(3,557)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Notes Payable-Net	(68,730)	236,561
Net (Decrease)/Increase in Cash	(50,613)	24,411
Cash-Beginning of Year	162,161	137,750
Cash-End of Year	$ 111,548	$ 162,161
Supplemental Disclosures of Cash Flow Information:		
Cash Paid During the Year For:		
Interest	$ 6,206	$ 10,199

The accompanying notes are an integral part of these financial statements.

ENTITY

First Kentucky Securities Corporation is a full service broker/dealer. The Company specializes in providing financial advisory services to public entities and the trading and underwriting of Kentucky tax free municipal bonds.

BASIS OF ACCOUNTING

The Company's securities transactions and the related profit or loss are recorded on a trade date basis, except that transactions are not recognized until pricing is established. All other income is recognized when earned. All expenses are recognized when incurred.

NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities and Exchange Act of 1934, the Corporation is required to maintain a minimum net capital as defined under such provisions. The Corporation makes and files the required net capital calculations as necessary. Net capital and aggregate indebtedness at September 30, 2004 and 2003 are shown on page 10 of this report.

CORPORATE INCOME TAX/DEFERRED TAXES

The Corporation has reported no federal or state income tax liability at September 30, 2004 and 2003. A deferred tax asset of $42,375 and $22,908 for September 30, 2004 and 2003 is recognized for net operating loss carry-overs and tax credits. These benefits will be used to offset future federal and state tax liabilities to the extent permitted by federal and state tax laws. Unused tax benefits will begin to expire in 2016. Tax income and pre-tax book income is reconciled as follows:

	Federal		State	
	2004	2003	2004	2003
Net Income Per Books	$ 118,197	$ 22,691	$ 118,197	$ 22,691
Non Taxable Items	(19,329)	(226)	(19,329)	(226)
Tax Exempt Bond Interest	(11,585)	(14,465)	(11,585)	(14,465)
Depreciation Difference Between Book and Tax	3,199	(1,673)	2,541	(3,121)
Tax Income	$ 90,482	$ 6,327	$ 89,824	$ 4,879

PROPERTY AND EQUIPMENT

Property and equipment are recorded at cost and depreciated over their estimated useful lives in accordance with straight line depreciation method. The cost, accumulated depreciation and net book value of property and equipment are scheduled below by classification. Depreciation expense for the fiscal years ended September 30, 2004 and 2003 was $5,580 and $7,923, respectively.

	Cost		Accumulated Depreciation		Net Book Value	
	2004	2003	2004	2003	2004	2003
Office Equipment	$ 52,385	$ 52,385	$ 47,298	$ 42,829	$ 5,087	$ 9,556
Furniture and Fixtures	9,362	9,362	8,233	7,782	1,129	1,580
Lease Improvements	13,280	13,280	13,280	12,620		660
Totals	$ 75,027	$ 75,027	$ 68,811	$ 63,231	$ 6,216	$ 11,796

INVENTORY

Schedule below is Kentucky tax free municipal inventory as of September 30, 2004 and 2003, respectively.

	2004	2003
Jefferson County Kentucky Alliant Health System 4.80% Maturing 10/01/08 $20,000	$	$ 22,099
Kentucky League of Cities 5.00% Maturing 08/01/23 $25,000		24,938
Kentucky State Turnpike Authority 5.50% Maturing 07/01/09 $5,000		5,717
University of Kentucky Consolidated Education Buildings 4.60% Maturing 05/01/06 $20,000		20,774
Owen County Kentucky School Building 2.90% Maturing 09/01/14 $220,000		209,072
Kentucky Asset/Liability Project Notes 2.50% Maturing 07/15/10 $85,000		80,963
Kentucky Housing Corp 4.15% Maturing 01/01/12 $75,000	75,088	
Kentucky Housing Corp 5.00% Maturing 07/01/30 $250,000	251,250	
Kentucky State Property and Buildings 5.75% Maturing 10/01/19 $25,000	22,537	
Kentucky Infrastructure Authority 5.00% Maturing 08/01/20 $10,000	11,102	
Lewis County Kentucky School Building 4.90% Maturing 12/01/07 $25,000	27,021	
Lincoln County Park Project 4.20% Maturing 08/01/19 $40,000	40,572	
Totals	$ 427,570	$ 363,563

Securities inventory is adjusted to market value. Any difference is reported as unrealized gain or loss.

AVAILABILITY OF STATEMENT OF FINANCIAL CONDITION

The statement of financial condition of the most recent audit report of the First Kentucky Securities Corporation is available for examination at the office of the corporation at Suite 400, State National Bank Building, Frankfort, Kentucky and at the regional and principal offices of the Securities and Exchange Commission.

NOTES PAYABLE

	2004	2003
Funds on brokerage margin account at RBC Dain. The interest rate is 4.50%.	$ 167,831	
Funds on brokerage margin account at Bank of New York. The interest rate is approximately 4.00%.		$ 236,561

The loans are secured by bonds, which are held in inventory. Interest expense for the fiscal years ended September 30, 2004 and 2003 totaled $6,206 and $10,199, respectively.

ESTIMATES

The preparation of financial statement in conformity with generally accepted accounting principles requires management to makes estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

ACCOUNTS RECEIVABLE

The company uses the direct write off method for uncollectible accounts. Write offs are current and this method does not differ materially from generally accepted accounting principles.

PENSION PLAN

First Kentucky Securities Corporation has established a salary reduction employee pension (SAR/SEP) plan. Employees contribute through payroll deduction. Contributions by employees are limited to amounts permitted by current tax laws. Employer contributions are made at the discretion of management. No discretionary contributions were made by the company during the years ended September 30, 2004 and 2003, respectively.

CASH AND CASH EQUIVALENTS

For purposes of the statement of cash flows, cash and cash equivalents include cash on hand, demand deposits, and investments with original maturities of three months or less.

INSURANCE – CASH SURRENDER VALUE

The insurance policies carried on the lives of two officers had a cash surrender value of $17,839 and $15,600 on September 30, 2004 and 2003, respectively. The beneficiary of these policies is the corporation.

COMPENSATED ABSENCES

Employees of the Company are entitled to paid vacation, sick days, and personal days, depending on job classifications, length of service, and other factors. It is impracticable to estimate the amount of compensation for future absences, and, accordingly, no liability has been recorded in the accompanying financial statements. The Company's policy is to recognize the costs of compensated absences when actually paid.

TREASURY STOCK

The company holds 56 shares of stock in treasury as of September 30, 2004 and 2003, respectively. The transaction is reported on the statement of financial condition at cost and as a deduction from equity. The cost of the treasury stock is $28,000 and $28,000 as of September 30, 2004 and 2003 respectively.

OFFICER RECEIVABLE

As of September 30, 2004 and 2003, an officer receivable totaling $1,500 is uncollateralized, interest free and due on demand.

INVESTMENT IN SUBSIDIARY

First Kentucky Securities has formed a subsidiary entitled First Credit Advisors. The subsidiary was formed for the purpose of providing consulting/advisory work in the state of Arizona. First Kentucky Securities owns 100% of the subsidiary stock. Since First Kentucky Securities has the ability to exercise significant influence over operating and financial policies of First Credit Advisors, the investment is accounted for under the equity method. Under the equity method net earnings of the First Credit Advisors is included in the activity of First Kentucky Securities. Because First Kentucky Securities uses the equity method, all intercompany accounts and transactions have been eliminated.

SCHEDULE I
FIRST KENTUCKY SECURITIES CORPORATION
COMPARATIVE COMPUTATION OF NET CAPITAL UNDER 15c3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION
AS OF SEPTEMBER 30, 2004 AND 2003

	2004	2003
NET CAPITAL		
Equity	$ 452,721	$ 334,524
Deductions and/or Charges		
Non Allowable Assets		
Accounts Receivable-Employees	1,847	2,941
Deferred Tax Assets	42,375	22,908
Officer Receivable	1,500	1,500
Property and Equipment-Net	6,216	11,796
Total Deductions	51,938	39,145
Net Capital Before Percentage Reductions	400,783	295,379
Pursuant to Rule 15c3-1		
Reduction of Securities Held in Inventory	26,812	20,309
Net Capital	$ 373,971	$ 275,070
AGGREGATE INDEBTEDNESS		
Accounts Payable and Payroll	$ 29,187	$ 41,756
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum Net Capital Required	$ 100,000	$ 100,000
Excess Net Capital	$ 273,971	$ 175,070
Ratio of Aggregate Indebtedness to Net Capital	.08 to 1	.15 to 1
RECONCILIATION WITH COMPANY CALCULATION		
Net Capital as Reported in Focus Report	$ 356,928	$ 279,811
Audit Adjustments to Account Balance	17,043	(4,741)
Net Capital (Above)	$ 373,971	$ 275,070

SCHEDULE II
FIRST KENTUCKY SECURITIES CORPORATION
INFORMATION RELATED TO POSSESSION OR CONTROL
REQUIREMENTS UNDER SEC RULE 15c3-3
For Fiscal Years Ended September 30, 2004 and 2003

We have examined the financial statements of First Kentucky Securities Corporation as of September 30, 2004 and 2003 and have submitted our report thereon dated November 9, 2004. As part of this examination, we conducted a study and evaluation of the corporation's accounting system and system of internal control as required by Rule 17a-5 of the Securities and Exchange Act and by generally accepted auditing standards. The report on internal control is included on page 14 of our annual audit.

Our examination and study also included a review and evaluation of the procedures for compliance with the possession and control requirements of SEC Rule 15c3-3. In our opinion, the corporation has complied with the possession and control requirements of SEC Rule 15c3-3. In addition, the corporation has formal procedures insuring proper compliance and reporting of security transactions, pursuant to SEC Rule 15c3-3, for all transactions in the corporation's possession or under corporate control.

Charles T. Mitchell Co.

Charles T. Mitchell Co.

SCHEDULE III
FIRST KENTUCKY SECURITIES CORPORATION
INFORMATION RELATED TO SUBORDINATE LIABILITIES
REQUIRED BY RULE 17-A-5
For Fiscal Years Ended September 30, 2004 and 2003

STATEMENT OF CHANGES IN SUBORDINATE LIABILITIES	2004	2003
Subordinated Liabilities at Beginning of Year	$ 0	$ 0
Increase in Liabilities	0	0
Decrease in Liabilities	0	0
Subordinated Liabilities at End of Year	$ 0	$ 0

Charles T. Mitchell Company, LLP
Certified Public Accountants
WILLIAM G. JOHNSON, JR., C.P.A.
JAMES CLOUSE, C.P.A.
BERNADETTE SMITH, C.P.A.
KIM FIELD, C.P.A.
GREG MIKLAVCIC, C.P.A

Consultants
CHARLES T. MITCHELL, C.P.A.
DON C. GILES, CPA

CTM

201 WEST MAIN, P.O. BOX 698
FRANKFORT, KENTUCKY 40602-0698
TELEPHONE (502) 227-7395
TELECOPIER (502) 227-8005
HTTP://WWW.CTMCPA.COM

INDEPENDENT AUDITOR'S REPORT ON SUPPLEMENTARY INFORMATION

To the Shareholders
First Kentucky Securities Corporation
Frankfort, Kentucky

Our report on our audits of the basic financial statements of First Kentucky Securities Corporation for 2004 and 2003 appears on pages 1 through 11. That audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information on pages 13 and 14 is presented for purposes of additional analysis and is not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Charles T. Mitchell Co.

November 9, 2004

FIRST KENTUCKY SECURITIES CORPORATION
COMPARATIVE SCHEDULES OF OPERATING EXPENSES
FOR YEARS ENDED SEPTEMBER 30, 2004 AND 2003

	2004	2003
Communication and Promotion		
Advertising	$ 14,722	$ 28,815
Information Systems	46,825	40,501
Telephone	25,487	23,399
Travel and Entertainment	6,632	6,969
Total	$ 93,666	$ 99,684
Interest Expense	$ 6,206	$ 10,199
Office Rent and Expense		
Contract Labor	$ 9,989	$
Dues and Subscriptions	7,545	8,269
Equipment Rent, Repair and Maintenance	6,362	9,773
Miscellaneous	6,673	8,321
Office Rent	45,600	46,000
Office Supplies and Expense	21,204	15,884
Postage and Shipping	17,138	17,541
Professional Fees	12,716	9,600
Utilities	839	1,441
Total	$ 128,066	$ 116,829
Officer and Employee Benefits		
Insurance	$ 78,796	$ 63,592
Payroll Taxes	43,914	41,516
Training	2,730	255
Total	$ 125,440	$ 105,363
Officer and Employee Compensation		
Office and Sales Salaries	$ 244,268	$ 271,787
Officer Salaries	286,561	268,176
Total	$ 530,829	$ 539,963
Other Operating Expenses		
Insurance	$ 7,386	$ 6,805
Regulatory Fees	4,073	5,114
Taxes and Licenses	6,627	1,441
Vehicle Lease	3,293	1,750
Total	21,379	15,110
Service Fees		
Bank Charges	$ 190	$ 746
Clearing Fees	55,798	126,683
Total	55,988	127,429

See auditor's report on supplementary information.

Charles T. Mitchell Company, LLP
Certified Public Accountants
WILLIAM G. JOHNSON, JR., C.P.A.
JAMES CLOUSE, C.P.A.
BERNADETTE SMITH, C.P.A.
KIM FIELD, C.P.A.
GREG MIKLAVCIC, C.P.A.

Consultants
CHARLES T. MITCHELL, C.P.A.
DON C. GILES, CPA

CTM

201 WEST MAIN, P.O. BOX 698
FRANKFORT, KENTUCKY 40602-0698
TELEPHONE (502) 227-7395
TELECOPIER (502) 227-8005
HTTP://WWW.CTMCPA.COM

STUDY AND EVALUATION OF INTERNAL CONTROL

To the Shareholders
First Kentucky Securities Corporation
Frankfort, Kentucky

We have examined the financial statements of First Kentucky Securities Corporation as of September 30, 2004 and 2003 and have submitted our report thereon dated November 9, 2004. As part of this examination, we conducted a study and evaluation of the corporation's accounting system of internal control, to the extent we considered necessary to evaluate the system as required by generally accepted auditing standards and by Rule 17a-5 which contemplates that the scope of the review and tests should be sufficient to provide reasonable assurance that any material weakness existing at the date of our examination would be disclosed. Under these standards and that Rule, the purpose of such evaluation is to establish a basis for reliance thereon in determining the nature, timing and extend of other auditing procedures that are necessary for expressing an opinion on the financial statements and to provide a basis for reporting material weaknesses in internal accounting control.

The objective of internal accounting control is to provide reasonable, but not absolute, assurance as to the safeguarding of assets against loss from unauthorized use or disposition, and the reliability of financial records for preparing financial statements and maintaining accountability for assets. The concept of reasonable assurance recognizes that the cost of a system of internal accounting control should not exceed the benefits derived and also recognizes that the evaluation of these factors necessarily requires estimates and judgments by management. However, for purposes of this report under Rule 17a-5, the cost-benefit relationship has been disregarded in determining weaknesses to be reported.

There are inherent limitations that should be recognized in considering the potential effectiveness of any system of internal accounting control. In the performance of most control procedures, errors can result from misunderstanding of instructions, mistakes of judgment, carelessness, or other personal factors. Control procedures whose effectiveness depends upon segregation of duties can be circumvented by collusion. Similarly, control procedures can be circumvented intentionally by management with respect either to the execution and recording of transaction or with respect to the estimates and judgments required in the preparation of financial statements. Further, projection of any evaluation of internal accounting control to future periods is subject to the risk that the procedures may become inadequate because of changes in conditions, and that the degree of compliance with procedures may deteriorate.

Our study and evaluation of the system of internal accounting control for the fiscal years ended September 30, 2004 and 2003, which was made for the purpose set forth above and would not necessary disclose all weaknesses in the system, disclosed no weaknesses which we believed to be material.

Charles T. Mitchell Co.

November 9, 2004